COMMENTS RECEIVED ON 04/06/2021

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity SAI High Income Fund

POST-EFFECTIVE AMENDMENT NO. 191

1.

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks a high level of current income. Growth of capital may also be considered.”

C:

The Staff would like us to clarify that growth of capital is considered a secondary objective.

R:

Pursuant to Item 2 of Form N‐1A, we have disclosed the fund’s investment objective. The growth of capital part of the investment objective is permissive, and allows the portfolio manager to invest for growth of capital as opportunities may arise. We believe that such investments are consistent with the fund’s name and investment strategies.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund and add small and mid-cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether there are any covenant-lite loans. If they are a principal investment strategy, the Staff requests we disclose and add risks.

R:

Investing in covenant-lite loans is not a principal investment strategy for the fund. Accordingly, we have not modified the disclosure.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate strategy and risk disclosure.

R:

Investing in contingent convertible securities is not a principal investment strategy for the fund. Accordingly, we have not modified the disclosure.

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Potentially investing in non-income producing securities, including defaulted securities and common stocks.”

C:

The Staff asks us to explain how investing in non-income producing securities is appropriate for a “High Income” fund.

R:

We believe that investments in non-income producing securities are appropriate for the fund. Any such investment would, of course, be made in compliance with the fund’s Rule 35d-1 policy.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fund Summary:

“Investing in companies in troubled or uncertain financial condition.”

From Investment Details:

“The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks. The Adviser currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.”

C:

The Staff requests we add that these companies “may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.” to the “Principal Investment Strategies” in the “Fund Summary” section, similar to what appears in the “Investment Details” section.

R:

We believe current disclosure provides a clear description of the securities in which the fund will invest, in particular, companies in troubled or uncertain financial condition, and that the more detailed description of such investments is located appropriately in the “Investment Details” section. We note that the disclosure in Fund Summary is in a summary format, responsive to Item 4(a) (“Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)”), whereas the disclosure in Investment Details is responsive to Item 9(b)(1). (emphasis added)

9.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

If investing in emerging markets securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

10.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since the fund will have an emphasis in junk bonds, the Staff requests we add a separate junk bond risk.

R:

We believe the risks associated with investing in junk bonds are described in “Issuer-Specific

Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

11.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser uses the credit quality distribution of an index representing the overall high yield bond market as a guide in structuring the fund's credit quality composition. The Adviser uses the ICE® BofA® US High Yield Constrained Index to represent the overall high yield bond market.”

C:

The Staff requests we add a brief description of the index referenced.

R:

The requested disclosure will be added in the Appendix section of the prospectus.

12.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain whether the fund will invest more than 15% in below investment-grade mortgage-backed securities. If so, the Staff requests we explain how the fund determined that its investment strategy is appropriate for the open-end structure.

R:

The fund is not expected to invest more than 15% of assets in non-investment-grade private residential and commercial mortgage-backed securities.

13.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.